SKADDEN, ARPS, SLATE, MEAGHER & FLOM

世達國際律師事務所

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com February 10, 2021

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Confidential

Mr. Donald Field

Ms. Lilyanna Peyser

Mr. Tony Watson

Mr. Rufus Decker

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Zhihu Inc. (CIK No. 0001835724)

Response to the Staff’s Comments on the

Draft Registration Statement on Form F-1

Confidentially Submitted on January 11, 2021

Dear Mr. Field, Ms. Peyser, Mr. Watson, and Mr. Decker:

On behalf of our client, Zhihu Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 5, 2021 on the Company’s draft registration statement on Form F-1 confidentially submitted on January 11, 2021 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review.

Securities and Exchange Commission

February 10, 2021

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Comments in Letter Dated February 5, 2021

General

1.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

The Company undertakes that if any written communication as defined in Rule 405 under the Securities Act is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

2.

In appropriate places in your prospectus, particularly the Management’s Discussion and Analysis of Financial Condition and Results of Operations section, please describe, and quantify to the extent possible, any known trends and uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on revenue or results of operations, in light of the impact of COVID-19 on your business. Please refer to CF Disclosure Guidance: Topic No. 9.

In response to the Staff’s comment, the Company has revised the disclosure on pages 30 and 72 of the Revised Draft Registration Statement.

Corporate History and Structure, page 4

3.

We note based on the Principal Shareholders chart on page 139 that the company has a number of major shareholders to include Mr. Zhou. Please revise the corporate structure chart to disclose the relative beneficial ownership/voting percentages held post-offering by Mr. Zhou, historical private investors and public shareholders, respectively.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 65 of the Revised Draft Registration Statement.

Securities and Exchange Commission

February 10, 2021

Implication of Being an Emerging Growth Company, page 6

4.

You disclose that you have elected to take advantage of the extended transition period to complying with new or revised accounting standards pursuant to the JOBS Act. However, in the related risk factor beginning on page 51, you disclose that you irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant the JOBS Act. Please revise your disclosure to eliminate the inconsistency.

In response to the Staff’s comment, the Company has revised the disclosure on page 52 of the Revised Draft Registration Statement.

We face risks related to natural disasters, health epidemics, and other outbreaks, page 30

5.

We note your disclosure that you experienced a negative impact on your advertising revenue for the first half of 2020 and may continue to experience such negative impact due to the COVID-19 pandemic. Please revise to quantify the negative impact on your advertising revenue so investors can appreciate the discussed risk.

In response to the Staff’s comment, the Company has revised the disclosure on page 30 of the Revised Draft Registration Statement.

Dilution, page 61

6.	Please tell us and disclose your rationale for not deducting your mezzanine equity in arriving at your net tangible book value as of September 30, 2020.

In response to the Staff’s comment, the Company has revised the disclosure on page 61 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measure, page 76

7.	Please disclose why you do not consider share-based compensation expense to be indicative of your operating performance.

In response to the Staff’s comment, the Company has revised the disclosure on pages 15 and 77 of the Revised Draft Registration Statement.

Securities and Exchange Commission

February 10, 2021

Compensation of Directors and Executive Officers, page 137

8.	Please revise this section to provide the required information as of the last full financial year. Refer to Item 6.B of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 138 of the Revised Draft Registration Statement.

9.

Please tell us whether the company has disclosed, or is required to disclose, in Cayman Islands or elsewhere, the compensation of its executive officers and directors on an individual basis for its most recently completed fiscal year. Refer to Item 6.B.1 of Form 20-F.

The Company respectfully advise the Staff that disclosure of compensation of its executive officers and directors on an individual basis is not required in the Cayman Islands and is not otherwise publicly disclosed by the Company.

Principal [and Selling] Shareholders, page 139

10.	Please revise footnote 5 to disclose the natural persons with voting and/or investment control over the shares held by each of the Qiming Entities.

In response to the Staff’s comment, the Company has revised the disclosure on page 141 of the Revised Draft Registration Statement.

Related Party Transactions, page 142

11.	Please revise this section to provide the required information as of the most recent practicable date. Refer to Item 7 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 143 of the Revised Draft Registration Statement.

Consolidated Financial Statements

Note 2. Significant Accounting Policies

(f) Fair value measurements, page F-19

12.	We note the derivative assets in Note 4 on page F-31 and derivative liabilities in Note 10 on page F-37. Please provide the disclosures required by ASC 820-10-50-3.

In response to the Staff’s comment, the Company has revised the disclosure on pages F41–F42 of the Revised Draft Registration Statement.

*            *             *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Vincent Cheuk, partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 (10) 6533-2010 or via email at vincent.cheuk@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Yuan Zhou, Chairman of the Board of Directors and Chief Executive Officer, Zhihu Inc.

Wei Sun, Chief Financial Officer, Zhihu Inc.

Peng Qi, General Counsel, Zhihu Inc.

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Vincent Cheuk, Partner, PricewaterhouseCoopers Zhong Tian LLP

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP